UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly-held Company

Corporate Taxpayer´s ID (CNPJ) 02,429,144/0001-93

Company Registry ID (NIRE) 353,001,861-33

MATERIAL FACT

CPFL Energia S.A. (“CPFL Energia”), in compliance with the provisions contained in article 157, § 4th, of Law nº. 6,404/76 and in the Securities and Exchange Commission (“CVM”) Instruction nº 358/2002, hereby announces to its shareholders and the Market the following:

CPFL Energia was informed, through correspondence sent by the shareholders Bonaire Participações S.A. (“Bonaire”) and Energia São Paulo Fundo de Investimento em Ações (“Energia SP FIA”), lawful successor of Bonaire, about the exercise of the purchase option (“Purchase Option”) of the totality of the additional shares, corresponding to 4% (four percent) of the shares (“Shares”) bound by  Shareholders´ Agreement of CPFL Energia (“Bound Shares”), held by VBC Energia S.A. (“VBC”) and/or its successors, and by 521 Participações S.A. (“521”), succeeded by BB Carteira Livre I FIA (“BB CL I”), pursuant to the Private Instrument of Concession of Successive Share Purchase and Sale Options and Other Covenants (“Purchase Option Agreement”), executed on July 17th, 2002 among VBC, 521 and Bonaire.

Immediately thereafter, the shareholders VBC and its successors Camargo Corrêa S.A. (“CCSA”) and ESC Energia S.A. (“ESC”), as well as a Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”), successor and exclusive quotaholder of BB CL I, informed CPFL Energia about their acceptance of the exercise of the Purchase Option, clearly and unequivocally indicating their desire to sell the Shares.

In view of the foregoing, under the terms of the Purchase Option Agreement, CCSA shall sell to Energia SP FIA 11,804,530 (eleven million, eight hundred and four thousand, five hundred and thirty) Bound Shares and PREVI shall sell to Energia SP FIA 9,897,860 (nine million, eight hundred and ninety-seven thousand, eight hundred and sixty) Bound Shares.

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Thus, the ownership of the Bound Shares shall, following the closing of the transaction, be as follows:

Shareholder	Quantity of Bound Shares Before the Sale	Quantity of Bound Shares After the Sale
VBC	9,897,860	9,897,860
ESC	224,188,344	224,188,344
CCSA	11,804,530	0
BB CL I	196,276,558	196,276,558
Previ	9,897,860	0
Energia SP FIA	90,484,600	112,186,990
Bonaire	10,000	10,000

Finally, the shareholders also informed that the procedures required for the final calculation of the price of the Shares, as well as the discussions regarding the payment of the price shall begin on January 25th, 2013 and the actual transfer of the Shares shall occur until March 25th, 2013.

São Paulo, January 24th, 2013.

______________________________

CPFL ENERGIA S.A.

LORIVAL NOGUEIRA LUZ JUNIOR

Chief Financial and Investor Relations Officer

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 24, 2013

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.